

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 17, 2007

Jacquelyn J. Orr
General Counsel & Vice President
Citadel Broadcasting Corporation
City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128

> **Re: Citadel Broadcasting Corporation**
> **Amendment No. 2 to Form S-4**
> **Filed April 5, 2007**
> **File No. 333-139577**

Dear Ms. Orr:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Opinion and Analysis of JPMorgan as Citadel's Financial Advisor, page 123

Opinion and Analysis of Merrill Lynch as Citadel's Financial Advisor, page 138

1.   Please include in the section summarizing JPMorgan's opinion your response to our prior comment seven that the substance of JPMorgan's final analyses to the Citadel board on February 4, 2006 was "substantially similar to those subsequently presented on February 6, 2006, with the exception of [your list of various summarized final transaction terms]." Provide in the section summarizing Merrill Lynch's opinion, similar confirmation, if true, regarding Merrill Lynch's February 4, 2006 and February 6, 2006 presentations to the Citadel board.

2.   We note your response to our prior comment ten. Yet we also note that the Citadel board and advisors did consider, among other disclosed matters, the draft ABC Radio Business budget for 2006 to 2010 in reaching their conclusions in

February 2006 regarding the merger and that the Citadel board did consider the draft budget in reaching its conclusion in November 2006 regarding the amended merger agreement. Therefore, please provide us with a copy of the draft budget that management provided to the Citadel board and the advisors. Also provide an analysis in your response letter as to whether each of the different kinds/groups of detailed information in the budget, for example, particular groupings of related line items, is material to investors in assessing the conclusions reached by the financial advisors and the board. As part of your analysis, describe to what extent the board and the advisors relied on each kind of information in reaching their conclusions.

Alternatively, revise the prospectus/information statement to include all of the ABC Radio Business budget projections provided to Citadel and Citadel's financial advisors with any statements as to the current limitations of such projections and how the board and the advisors considered the projections along with the other factors mentioned in the prospectus/information statement.

Material United States Federal Income Tax Consequences…, page 146

3.   We have reviewed your proposed revisions to the disclosure in this and related sections provided in Annex A to your response letter. To the extent possible, please avoid using the term "generally" in these sections. A tax discussion that summarizes counsel's opinion should be phrased as definitively as possible.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 3. Acquisitions and Dispositions, page 76
Note 5. Intangible Assets, page 79

4.   We note that you refer to third-party independent appraisals. While you are not required to make reference to these independent appraisals, when you do you should disclose the name of the expert and include the consent of the expert in the filing. If you decide to delete your reference to the independent appraisals, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuations.

Financial Statements of ABC Radio Group

5.   Please present the interim combined statements of group equity.

6.   Please present the segment disclosures.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3833, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: via facsimile: 212-446-4900
         Andrew Nagel, Esq.
         Kirkland & Ellis LLP